

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2012

Via E-mail:
Mr. Shawn E. Endsley
Chief Financial Officer
USA Mobility Inc.
6850 Versar Center, Suite 420
Springfield, Virginia 22151-4148

      Re: **USA Mobility Inc.**
                Form 10-K for the fiscal year ended December 31, 2011
                Filed February 23, 2012
                File No. 001-32358

Dear Mr. Endsley:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or its filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Robert S. Littlepage for

                          Larry Spirgel
                          Assistant Director